Version 5.0 dated February 23, 2006

RUSSEL METALS INC.

Code of Business Conduct and
Ethics Policy For Employees

TO:                  All Employees of Russel Metals Inc. and its Subsidiaries

FROM:            Brian R. Hedges
                        Executive Vice President and Chief Financial Officer

1.   Definitions

For purposes of this policy,

a)  "Company" shall mean Russel Metals Inc. and, where the context permits, it subsidiaries; and

b)  "employees" shall mean all directors, officers and employees of the Company.

2.  Introduction

The Company expects all employees, starting with the Board of Directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer, to comply with the laws and regulations governing its conduct and further to maintain the highest standard of honesty and integrity in their business affairs.

Each of us, as employees, occupies a position of trust in our relations with fellow employees, customers, competitors, suppliers, government authorities, investors and the public.  Whatever the area of activity, we should be honest and responsible in our relations with others.

If there are any doubts as to whether a course of action is proper, or about the application or interpretation of any legal requirement, discuss it with your immediate supervisor.  If further guidance is required, you may also discuss it with the President and Chief Executive Officer; Executive Vice President and Chief Financial Officer; Vice President and Chief Accounting Officer; or a member of the Human Resources Department.

As employees of the Company, each of us have a responsibility to report any circumstances or actions that violate, or appear to violate, the principles and intent of this Code.  Such reports are confidential and employees will not be subject to reprisal for raising a concern or reporting in good faith actions that they feel may violate the law or this Code.  For all employees other than directors, such reports should be made to the President and Chief Executive Officer; Executive Vice President and Chief Financial Officer; Vice President and Chief Accounting Officer; a member of the Human Resources Department or the whistle blower hotline at 1-800-799-6167.  For directors of the Company, such reports should be made to the Chairman of the Board.

No Code of Business Conduct can offer a complete guide to cover all possible situations that might be encountered.  This document is intended, however, to provide you with an overview of those policies where compliance and understanding are of particular importance.

In providing you with a copy of this Code, the Company asks that you carefully review it to ensure that your day-to-day work conduct, behaviour, and activities are consistent with the requirements of this Code.  Once you have read this Code, we ask that you sign and return a form acknowledging your understanding of this Code, and agreement to adhere to it.

3.  Compliance with Laws

All employees must be aware of and comply with the letter and spirit of all laws, whether domestic or foreign, which govern the areas of business within their responsibilities and their own conduct as employees, officers or directors of the Company.

Ignorance of the law is not a valid defence if such laws are contravened.  Therefore, if you are in doubt as to any legal requirements, you should seek advice from your supervisor, business or department head or from the President and Chief Executive Officer; Executive Vice President and Chief Financial Officer; Vice President and Chief Accounting Officer; or a member of the Human Resources Department.

4.  Corporate Disclosure

The Company is committed to providing timely, accurate and balanced disclosure of material information about Russel Metals Inc., consistent with legal and regulatory requirements.  It is imperative that all parties in the investment community have timely access to this information.  For this reason a Corporate Disclosure Policy and share trading blackout periods, have been disseminated to directors, senior management and other employees or persons who may have access to confidential and material information of the Company.

In this Disclosure Policy, the Company designates a limited number of spokespersons responsible for communications with the media, investors, and analysts.  The Chief Executive Officer and Chief Financial Officer shall be the official spokespersons of the Company, unless they have specifically asked others to speak on their behalf.  Employees who are not authorized spokespersons are not to respond to inquiries from the media or investment community.  Such employees should politely direct the inquiry to one of the authorized spokespersons.

5.  Insider Trading

Securities legislation in Canada provides for criminal and civil liability for persons who engage in illegal insider trading or illegally transmit or communicate undisclosed material information relating to Russel Metals Inc. These sanctions are intended to ensure that no one who has knowledge or possession of undisclosed material information regarding the Company takes advantage of such information through trading in securities of the Company, prior to this information being released and made available within the public domain.

In addition, other insiders within the Company, who are without knowledge of material undisclosed information, such as an impending transaction, could find themselves not only subject to embarrassment, but may also face serious charges which might result in strict penalties such as fines or imprisonment or both, should they trade in securities of Russel Metals coincidently before the public announcement of that information. This too may put the Company in an embarrassing position.

For the above reasons, the Company has adopted a formal written Insider Trading Policy, a copy of which has been provided to all insiders. The Policy is consistent with insider trading policies of other major Canadian corporations, with legal requirements and with the best practices suggested by securities regulatory authorities and stock exchanges.

Should any employee have questions or concerns regarding the application of this Policy, they should contact the Assistant Secretary, Minnesota Court, or the Chief Financial Officer.

6.  Proprietary & Confidential Information

Proprietary information refers to information and/or processes uniquely developed or acquired by Russel Metals Inc. for its private use.  This would include such items as best practices, trade secrets, technical, financial and business systems, methods, and data. All such information represents a valuable commercial asset to the Company, and as such employees are required to ensure such information is used and provided only for the benefit of the Company and that they take all appropriate steps to safeguard such information from theft, loss, or misuse.

Confidential information refers to information that is not already in the public domain, and that if it became public may have an adverse effect on the Company or its customers, or in the case of employee information, the employee.

Most employee information is considered to be of a confidential nature and the Company’s procedures restrict access to supervisors, location and department managers and human resource staff who require this information for necessary business purposes.  Employees should consult the Privacy Policy.  Employees agree that all confidential and proprietary information remains the property of the Company, and upon leaving the Company for any reason, that this information is to be returned to their supervisor.

An exception to this confidentiality policy will arise if the employee is legally required to disclose the information.  Before complying with any such disclosure requirement, the employee should discuss and review the requirement with the President and Chief Executive Officer; Executive Vice President and Chief Financial Officer; Vice President and Chief Accounting Officer; or a member of the Human Resources Department, in order to give the Company an opportunity to protect its interests and the interests of its customers, suppliers and employees.

7.  Conflict of Interest

Russel Metals Inc. acknowledges and respects each employee's right to privacy in his or her personal affairs.  However, the Company expects all employees to be free of any outside interests and activities, which might impair the exercise of independent judgment in carrying out their duties as employees or otherwise makes it difficult to perform their work for the Company objectively and effectively.  All employees owe primary business loyalty to Russel Metals Inc. and must avoid situations in which any private business interests would or could conflict with their duties or work hour commitments to the Company.

All employees must avoid engaging in any outside activity, which interferes with their ability to carry out their duties as an employee of the Company.  Employees must also refrain from engaging, either directly or indirectly, in any business activity, which is in competition to Russel Metals Inc.  In the event an employee has an interest in a Company (other than that of a common shareholder) that provides supplies, products, services, or other goods to Russel Metals Inc., the employee is required to notify and discuss this matter with their respective Vice President, prior to engaging that Company in any capacity.

8.  Gifts and Entertainment

As employees, we must constantly be mindful and guided by two principles:  never to use our position in the Company for personal gain and never to be obligated to persons with whom the Company does business. It is imperative that we conduct ourselves at all times in a manner that avoids even a suspicion of such behaviour.

Employees are required to select and deal with suppliers, customers and others doing or seeking to do business with Russel Metals Inc. in a completely impartial manner, and be perceived by others to be acting in a completely impartial manner.

Employees and their families must not seek any gifts, payments, services, loans or other benefits from suppliers.  No gift, favour or entertainment should be accepted where the benefit is of such a nature that it might affect, or be perceived to affect, an employee’s independent judgement.

Any business related meals or entertainment received or provided must be moderately scaled, not unreasonable in frequency, and clearly intended to facilitate business goals.  Should there be any doubt in providing or accepting such entertainment based on these guidelines, the employee should contact their supervisor, department or location head for further guidance before engaging in the activity.

9.  Dealing with Public Officials, Suppliers and Competitors

In dealings with domestic or foreign public officials, suppliers, competitors and others, employees are expected to conduct themselves in a manner which does not discredit and does not appear to discredit the integrity of the Company or the individual with whom they are dealing.

This includes dealing fairly with these parties and not taking unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.

Employees must not be involved in paying or accepting any bribe, kickback or other unlawful payment or benefit to secure any concession, contract or other favourable treatment.  Employees will report any such attempted actions to their supervisors who will be responsible for reporting it to either the President and Chief Executive Officer; Executive Vice President and Chief Financial Officer; Vice President and Chief Accounting Officer; a member of the Human Resources Department or the whistle blower hotline at 1-800-799-6167.

10.  Preservation and Use of Corporate Property

Preserving and safeguarding Company property is the responsibility of every employee.  Equipment, materials and supplies that are purchased with Company funds are the property of Russel Metals Inc. and must be used only in the interest of the Company and not for personal gain.  Employees must also not use corporate information or the position they hold with the Company for personal gain.

Theft, carelessness and waste have a direct impact on the Company’s profitability. All reasonable steps must be taken to protect Company property from theft, misuse or damage.  All property purchased with Company funds remains the property of Russel Metals Inc., and is to be returned to the Company upon termination of employment, unless specifically agreed to otherwise by either the President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, or Vice President and Chief Accounting Officer.

11.  Corporate Opportunities

Employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.  In addition to other matters addressed in this Policy, employees may not take for themselves personally, opportunities discovered through the use of corporate property, information or position.

12.  Accuracy of Information

The Company’s books, records, and documents must reflect accurately, fairly and in a timely manner, the transactions in which it engages.  Every transaction requires proper authorization and is to be executed in accordance within the Company’s financial, accounting and systems guidelines and must adhere to generally accepted accounting principles.

Employees who are authorized to spend the Company’s funds, or to incur personal expenses on behalf of the Company, have the responsibility to exercise their best judgment in assuring value to the Company for every expenditure and to take all necessary steps to ensure that each expenditure is properly documented and accounted for.

Employees responsible for, or involved in the handling of cash, credit, product inventories, payables and receivables have a special duty to ensure the proper documentation, transaction reporting, and safeguarding of such assets.  Employees found to be falsifying records, or misappropriating funds or assets will be subject to severe disciplinary action up to and including termination of their employment.

13.  Use of Information Systems

The Company’s computer and information technology systems are valuable and proprietary assets to the Company and accordingly their use must be in accordance with policies designed to protect the integrity, security, accuracy and reliability of such systems, software, and assorted data.

All employees using a personal computer or other networked device are required to acknowledge and comply with the Company’s Use of Information Technology Assets Policy.  Also, those employees who have been approved by their supervisor for access to the Internet for business purposes are required to acknowledge and comply with such policy.  Please note that this policy may be revised from time to time because of the rapid pace of technological change, and as such employees agree to be bound  by future changes.

All employees are responsible for protecting and maintaining the confidentiality of Company information that is communicated and stored electronically, including the use of personal passwords.  To ensure no violation of software licensing agreements, employees are not permitted to load Company software on any computer other than their own or unless approval has been obtained from the Vice President, Information Systems, or her designate.  Employees also are not authorized to load personal software on their computer.

The storage, receiving, transmitting, posting or viewing of material that is obscene, hateful, harmful, malicious, threatening, hostile, abusive, vulgar, defamatory, profane, or racially, sexually or ethnically objectionable, in the Company’s opinion, via electronic mail or through Internet sites represents a serious breach of Company policy, and offenders will be subject to disciplinary measures up to and including termination of employment.

Messages, data files, images, reports that are created, distributed, or stored on either electronic mail, servers, or automated voice mail are considered the property of the Company.  Senior management of Russel Metals reserves the right to access stored messages in specific instances where concerns exist regarding breach of security, inappropriate activity, or in response to legally bound directives.  It is not the policy of Russel Metals Inc. to access messages where no such concern exists.

14.  Human Rights Policy

The Company strives to ensure all our employees feel comfortable and satisfied that they are treated fairly, and respectfully within their work environment.  As such we promote an open door philosophy, and encourage employees to raise questions or concerns at any time to a manager, or to contact the Human Resources Department if they feel the situation is warranted.

As part of our commitment to providing and maintaining a respectful and productive work environment, the Company strictly prohibits any form of discrimination, or harassment.

Any form of discrimination on the basis of race, colour, ancestry, place of origin, ethnic origin, citizenship, sex, sexual orientation, age, marital status, handicap, or any other form of regulated unlawful consideration, will not be tolerated.  A variety of human resource policies have been developed to ensure that recruiting, hiring, promotion, transfer, layoff, termination, employee development, compensation practises, and benefits programs provide for equal rights and opportunities.

The Company has a formal Harassment Policy to deal with the handling and subsequent investigation of any complaints where an employee feels that another employee’s comments or actions are inappropriate, threatening, or unwelcome.  The first step requires the employee to advise the person responsible that the conduct and behaviour is unwelcome.  If raising the concern makes the employee uncomfortable, or if the behaviour persists, the employee is asked to contact their department head, location manager, or a member of the Human Resources Department for further assistance.

15.  Environmental Protection Policy

The Company considers environmental protection to be an essential and integral element in how we conduct and manage our business.  Accordingly, we have developed an Environmental Management System, which has been distributed to all location managers, to assist them in the proactive management of environmental affairs.

The Environmental Management System provides operational guidelines in the area of environmental policy, legislative requirements, standard operating procedures, environmental training, documentation and document control, communication management, emergency preparedness and response, and audit procedures.

The objectives of our Environmental Management System are to ensure that the activities and operations of the Company, as a minimum, comply with all environmental laws in the jurisdictions in which the Company operates.  It also define roles, responsibilities and authority to facilitate rapid communication and decision making on environmental matters, elevates employee awareness of environmental protection, provides a mechanism to standardize the handling of common environmental issues, and provides ongoing support to operations personnel in checking and documenting performance and in meeting their obligations.

All location managers are accountable for compliance with the Environmental Management System.  Employees with any concerns should make them known to their location or department manager, who will then contact additional resources should the situation require it.

16.  Health and Safety Policy

Through education, training, policy development, best practices, performance monitoring and internal audit, the Company continuously promotes the importance of creating and maintaining a safe and healthy work environment for all employees.  All employees, supervisors, and managers are expected to take accountability for their health and safety, as well as the health and safety of their co-workers, contractors, and visitors.

Employees are required to work safely at all times, and to comply with all Company Health and Safety Policies.  Furthermore, those in safety sensitive positions are also required to wear Personal Protective Equipment as set out in the Company’s Personal Protective Equipment Policy.

A variety of Health and Safety Policies have been issued to location and operations managers to assist them in developing and maintaining a safe workplace environment.  Additionally, Regional and Corporate Occupational Health and Safety resources have also been established to set and monitor performance standards, communicate best practises, and assist local management with accident investigation, workplace accommodation and return to work issues.

Employees with any safety related issues are encouraged to promptly contact and make their concerns known to their direct supervisor, department or location manager.  If not satisfied with a response, employees may contact the Manager of Health and Safety at Minnesota Court.

17.  Employees Concerns and Violations of the Code

a)  Employees are encouraged to address questions or concerns with management.  The employee should direct questions or concerns regarding company standards of conduct to their supervisor or to a member of the Human Resources Department or the Executive Vice President and Chief Financial Officer.

b)  Retaliation against employees who raise genuine concerns to any Company source will not be tolerated.  Retaliation or retribution against any employee for proper use of reporting mechanisms is cause for appropriate discipline, up to and including dismissal.

c)  Violations of the Company standards of conduct are cause for appropriate corrective action, including discipline and dismissal.

d)  Any significant violations of this Code are to be immediately reported to a member of the Human Resources Department or the Executive Vice President and Chief Financial Officer so that they can review the matter with applicable management, as well as advise the President and Chief Executive Officer, and the board of directors, as appropriate.

e)  Waivers of any element of this Code may only be permitted in exceptional circumstances and only with the concurrence of either the President and Chief Executive Officer; Executive Vice President and Chief Financial Officer; Vice President and Chief Accounting Officer; or a member of the Human Resources Department and only upon prior review and disclosure with the board of directors.  Waivers for executive officers or directors may only be made by the board of directors (or committee of the board to which this authority is delegated).

18.  Acknowledgement and Acceptance

This Code of Conduct has been developed and provided to you in order to ensure that you are fully aware of those policies.  The Company considers your compliance with these policies to be essential.

This Code of Conduct may be amended and or reissued from time to time, at the discretion of the Company.  In signing, and returning the accompanying Acknowledgement Form, you are indicating your understanding of its contents and your willingness and acceptance to abide by the terms of this Code.

19.  Effective Date

This policy is effective immediately and replaces prior policy revisions issued by the Company.  The Company reserves the right to modify or otherwise change this policy at any time, and from time to time.  Employees will be required to sign a revision of this policy when it is determined by the Executive Vice President and Chief Financial Officer that a substantial change has occurred which employees need to be aware of.

RUSSEL METALS INC.

EMPLOYEE ACKNOWLEDGEMENT

CODE OF BUSINESS CONDUCT AND ETHICS
POLICY FOR EMPLOYEES

By signing, and returning this document, I confirm  that I have read, fully understand, and that I agree to act in ongoing compliance with all terms of the Code of Conduct, as described therein;

Employee Name (Please Print)_______________________________________

Employee Job Title  (Please Print)_____________________________________

Employee Work Location (Please Print)__________________________________

Signature:  ____________________________________________

Signed at ___________________________________on ______________________________.